Exhibit 99.1

Niu Technologies Provides Third Quarter 2023 Sales Volume Update

BEIJING, China, October 06, 2023 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the third quarter 2023.

	3Q 2023	3Q 2022	YTD 2023	YTD 2022
China Market	230,455	263,189	490,540	592,475
International Markets	35,468	57,609	81,786	100,839
Total	265,923	320,798	572,326	693,314

In the third quarter of 2023, NIU sold 265,923 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes. The number of units sold in China market and international markets were 230,455 and 35,468, respectively.

Despite the overall slowdown of consumer activity in China that affected our total sales volume compared to the previous year, our newly released products have been well received by our customers, contributing to approximately 80% of our total sales in the third quarter (and approximately 60% of total year-to-date sales). Among these products, over 1/3 of the sales are from our new products launched this quarter. Our mass-premium series products, which are co-branded with Kumamon, have generated significant interest, while our F400T model, launched on August 8th, has received an overwhelming response. The live-stream broadcast unveiling the F400T model attracted nearly 1 million viewers and nearly 6,000 pre-orders.

Our sales in the overseas micro-mobility market has experienced consistent quarter-on-quarter growth, with sales reaching 34,360 units. Demand for our kick-scooters remains stable, in line with our expectations for the continued development of this segment. In September, we launched our latest electric kick-scooter models – the KQi Air and KQi Air X. We believe these innovative carbon fiber scooters are poised to revolutionize the ultra-light electric scooter market and set a new standard for the industry. These exceptional models further expand our international kick-scooter product portfolio, demonstrating our commitment to excellence, innovation, and sustainability. We see significant potential for the overseas micro-mobility market, particularly in Europe and the United States. Over the past few decades, the demand for micro-mobility transportation has surged, establishing itself as a dominant force in the incremental travel market and expanding our consumer base to billions of users. We firmly believe that micro-mobility will continue to offer immense potential for our future growth.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, and (ii) two micro-mobility series, including kick-scooter series, KQi, and e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

E-mail: ir@niu.com